UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SCIENTIFIC GAMES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-13063 (Commission File Number)	81-0422894 (I.R.S. Employer Identification No.)

6650 S. El Camino Road Las Vegas, Nevada 89118

(Address of principal executive offices) (Zip Code)

Michael A. Quartieri

Executive Vice President and Chief Financial Officer

(702) 897-7150

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Mineral Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

This Form SD is filed by Scientific Games Corporation (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015. A copy of the Company’s Conflict Minerals Disclosure and Report for the year ended December 31, 2015 is attached hereto as Exhibit 1.01 and is publicly available at www.scientificgames.com/investors/sec-filings.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01                              Conflict Minerals Disclosure and Report for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SCIENTIFIC GAMES CORPORATION	May 27, 2016

/s/ Michael A. Quartieri
By:	Michael A. Quartieri
Title:	Executive Vice President and Chief Financial Officer